

December 12, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Nigel Wightman
Chairman and Chief Executive Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-5310

Re: **Titanium Asset Management Corp.**
       Form 10-Q for the Quarterly Period Ended September 30, 2008
       Filed on: November 13, 2008
       File No.: 000-53352

Dear Mr. Wightman:

   We have reviewed your response to our letter dated November 20, 2008 and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 12</u>

1. We note your response to comment one from our letter dated November 20, 2008. While we understand the reasons why you may not wish to present performance information by security class, we continue to believe that information about changes in Assets Under Management would be useful to investor. Please revise your filing to include a tabular presentation of changes in Assets Under Management by security type. The tabular presentation should quantify (either in dollar or percentage terms) the extent to which Assets Under Management were influenced by each of the three variables noted in your response: the addition of new accounts, termination of accounts, and investment performance. The tabular presentation should be accompanied by a discussion of the factors which contributed to fluctuations in each of the three variables.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Green, Accountant, at (202) 551-3733 or Lisa Haynes, Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Barbara Lange, Esq. via Facsimile @ (415) 773-5759
        Orrick, Herrington & Sutcliffe LLP